Mail Stop 3561

May 12, 2010

Mark L. Heleen, Esq.
SLM Funding LLC
12061 Bluemont Way; V3419
Reston, VA 20190

Re: SLM Funding LLC
       Registration Statement on Form S-3
       Filed April 26, 2010
       File No. 333-166301

Dear Mr. Heleen:

        We have limited our review of your filing to the issues described in our comments below. Please note that our limited review covers only those issues addressed in the comments. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Page references refer to the marked version of your filing provided by counsel.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask that you provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and we welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

5. In this regard, we note several instances in the base prospectus where you contemplate "other" types of structural features. We note by way of example:

    *   "other moneys, investments and property, including derivative instruments in some cases" on the cover page;
    *   "and other assets of the related trust" on the cover page;
    *   ". . . and similar financial contracts" in the "Assets of the Issuing Entity" section of the summary;
    *   "any derivative contracts and other credit or cash flow enhancements" in the fourth risk factor in the "Risk Factors" section; and
    *   ". . . or similar agreement" in the "Swap Agreements, Cap Agreements or other Financial or Derivative Instruments" section.

    Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

Prospectus Supplement

<u>Annex A</u>
<u>Significant Guarantor Information</u>

6. Please revise the third paragraph to remove any inference that you are disclaiming the accuracy and completeness of information about significant guarantors.

Base Prospectus

<u>Prospectus Summary</u>
<u>Revolving Period</u>

7. We note your disclosure that you contemplate using a revolving period. Please provide form of disclosure in brackets in your Summary of Terms section of both prospectus supplements to indicate that you will provide all of the information required by Item 1103(a)(5) of Regulation AB, as applicable. Additionally, please revise both prospectus supplements, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

<u>Credit and Cash Flow or other Enhancements or Derivative Arrangements</u>

8. We note your disclosure on that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

<u>Sallie Mae's Student Loan Financing Business</u>
<u>Servicing</u>

9. We note your disclosure that repayment terms may be modified and that some loans may be "interest only." Please confirm whether you contemplate including loans that have been modified or interest only loans in the asset pool. If so, please provide bracketed form disclosure indicating that you will disclose the nature of the modification and provide data in the prospectus supplement summary regarding how many loans have been modified by each category of modification and how many loans are interest only loans.

* * * * *

Mark L. Heleen, Esq.
SLM Funding LLC
May 12, 2010
Page 4

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (212) 593-8998
        Steve Levitan, Esq.
        Bingham McCutchen LLP